CANWEST MEDIA INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2009
AND FEBRUARY 29, 2008

April 8, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

This Management Discussion and Analysis (“MD&A”) contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our 20-F for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commissions in the United States (available on EDGAR at www.edgar.com) and risks related to our going concern which are discussed herein. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

TABLE OF CONTENTS

OVERVIEW	3
KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME	3
Television Broadcast	3
Publishing	3
Radio	4
Out-of-home Advertising	4
Foreign Currency Effects	4
Seasonality	4
INTERNAL CONTROL OVER FINANCIAL REPORTING	4
OPERATING RESULTS	5
Introductory Note	5
For the Three Months Ended February 28, 2009	5
Consolidated Results	6
Segment Results	8
For the Six Months Ended February 28, 2009	10
Consolidated Results	10
Segment Results	13
CONSOLIDATED QUARTERLY FINANCIAL RESULTS	15
LIQUIDITY AND CAPITAL RESOURCES	15
Going Concern	15
Sources of Funds	16
Subsequent Events	17
Recapitalization	17
Uses of Funds	17
Debt	19
FINANCIAL INSTRUMENTS	21
INDUSTRY RISKS AND UNCERTAINTIES	21
OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES	22
RELATED PARTY TRANSACTIONS	22
CRITICAL ACCOUNTING ESTIMATES	22
Broadcast Rights	22
Goodwill and Intangible Assets	23
CHANGES IN ACCOUNTING POLICIES	24
Credit Risk and the Fair Value of Financial Risks and Financial Liabilities	24
Assessing Going Concern	24
Inventories	24
FORTHCOMING CHANGES IN ACCOUNTING POLICIES	24
Goodwill and Intangible Assets	24
Business Combinations	25
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	25

OVERVIEW

Canwest Media Inc. (“we, us or our”) is an international media company and is one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, radio stations and networks in Canada, Australia and Turkey.

KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME

Television Broadcast
We have three television segments. Our Canadian television segment includes our television networks in Canada as well as TVtropolis and our five Canadian specialty television channels. The CW Media television segment includes the operations of Canadian specialty television channels held by CW Investments Co. (“CW Media”) which were equity accounted until December 20, 2007, when the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control, after which the balance sheet and the results from operations were consolidated. Our Australian television segment includes our interest in Ten Network Holdings Limited (“Ten Holdings”), which owns and operates Ten Television Network (“Network TEN”).

We generate the majority of our television revenue from the sale of advertising, with the remainder generated from subscriber revenue earned by our specialty channels. Subscriber revenue is recorded monthly based on subscriber levels. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenue on the ratings performance of our television programs makes our television revenue less predictable than our publishing revenue.

For the remainder of fiscal 2009, we expect our advertising revenue for our Canadian television and CW Media television operations to be negatively affected by weakened economic conditions. In general, we expect to sustain or improve the ratings performance of our television channels as it relates to our audience share and that the performance of our specialty television channels will continue to outpace that of our conventional television channels. We expect that subscriber revenue which makes up approximately 4% of our Canadian television revenue and 41% of our CW Media television revenue will remain stable. In Australia, we expect television advertising revenue to continue to be negatively affected by weakened economic conditions.

Publishing
Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers as well as the operation of canada.com and other internet operations. All of our publishing operations with the exception of the National Post are held by the Canwest Limited Partnership (“Limited Partnership”). Our publishing revenue is primarily earned from newspaper advertising, circulation revenue from our newspapers and digital advertising revenue from our internet operations. Our newspaper and interactive advertising revenue are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenue is produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines. Circulation revenue is a function of the number of newspapers we sell and the average per copy prices we charge.

For the remainder of fiscal 2009, we expect the challenging advertising market to continue as a result of weakened economic conditions. In this environment, we expect revenue growth from our online revenue to continue, but this growth will not offset the declines in our newspaper revenue which are expected to continue. We expect that our circulation revenue will remain relatively constant due to our increased price per copy of our publications. We expect newsprint prices to increase for the remainder of fiscal 2009 compared to fiscal 2008 but that this increase will be more than offset by decreases in newsprint consumption. We expect our other expenses to decrease moderately over the remaining of fiscal 2009. Salary costs will decrease slightly as normal salary escalations will be more than offset by a lower number of employees. Distribution costs will decrease due to lower insert volumes and fuel costs.

Radio
Our radio segment consists of our radio operations in Turkey, which earns substantially all of their revenue from advertising. Radio advertising revenue is a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. For the remainder of fiscal 2009, we expect a challenging advertising market in Turkey as a result of the weakening global economic conditions.

Out-of-home Advertising
Our Out-of-home advertising segment consists of Network TEN’s wholly owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenue is a function of overall out-of-home advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays. For the remainder of fiscal 2009, we expect a challenging advertising market as a result of the weakening global economic conditions.

Foreign Currency Effects
We operate internationally and have exposure arising from our Australia and Turkey operations. Our Australia and Turkey operations expose our revenue and operating expenses to fluctuations between the Canadian dollar and the Australian dollar and Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenue and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect.

During the six months ended February 28, 2009, the Canadian dollar appreciated against the Australian dollar by 7% and the Turkish Lira by 5% as compared to currency translation rates for the same period in the prior year.

Seasonality
Our advertising revenue is seasonal. Revenue is typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the six months ended February 28, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note
Segment operating profit
In the discussion that follows, we provide information concerning our segment operating profit. See note 19, Segment Information, to our interim unaudited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization
We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings (loss), which is the most closely comparable GAAP measure, is provided in the “Reconciliation of Non-GAAP Financial Measures” section of this MD&A.

For the Three Months Ended February 28, 2009
Following is a table summarizing segment results for the three months ended February 28, 2009 and February 29, 2008. See note 19, Segment Information, to our interim unaudited consolidated financial statements:

	Revenue		Segment Operating Profit
	2009 $000	2008(1) $000	2009 $000	2008(1) $000
Operating Segments
Publishing	257,729	305,586	32,432	60,206
Television
Canada	146,290	150,496	(265)	(7,182)
CW Media	87,459	83,770	31,830	26,871
	233,749	234,266	31,565	19,689
Australia	111,764	138,652	19,348	35,101
	345,513	372,918	50,913	54,790
Radio – Turkey	2,138	3,346	943	1,093
Out-of-home	31,797	39,070	(1,293)	1,706
Inter-segment revenue	(549)	(738)	-	-
Corporate and other	-	-	(7,659)	(9,239)
	636,628	720,182	75,336	108,556
Restructuring expenses	-	-	(19,728)	(4,611)
Broadcast rights impairments	-	-	(40,196)	-
	636,628	720,182	15,412	103,945
Elimination of equity accounted affiliates(2)	-	(19,644)	-	(9,025)
Total revenue(3)	636,628	700,538
Operating income before amortization			15,412	94,920

(1)	Revised to reflect the classification of our United Kingdom radio segment and The New Republic as discontinued operations.
(2)	Elimination of our equity interest in regulated entities of CW Media.
(3)	Revenue consists of advertising revenue of $521 million (2008 - $637 million) and circulation and subscriber revenue of $115 million (2008 - $63 million).

Consolidated Results
Revenue. Consolidated revenue decreased by $64 million, or 9%, to $637 million for the three months ended February 28, 2009 as compared to $701 million for the same period in fiscal 2008. Compared to last year, including the CW Media in-trust operations, consolidated revenue decreased by $84 million or 12%. The decrease reflects softening advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 4%.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased by $16 million, or 3%, to $621 million for the three months ended February 28, 2009 as compared to $606 million for the same period in fiscal 2008. Compared to the three months ended February 29, 2008 including the CW Media in-trust operating expenses, consolidated expenses increased by $5 million or 1%. This reflects a $55 million increase in restructuring and program impairments partly offset by operating expense decreases in Publishing of 8%, Canadian and Australia television of 7% and 11%, respectively, Turkey radio of 47% and Out-of-home advertising by 11%.

Operating income before amortization. Consolidated operating income before amortization decreased by $80 million, or 84%, to $15 million for the three months ended February 28, 2009 as compared to $95 million for the same period in fiscal 2008. Compared to the three months ended February 29, 2008 including the CW Media in-trust operating income before amortization, consolidated operating income before amortization decreased by $89 million, or 85%. The decrease in operating income before amortization reflects the decline in our Publishing, Australian television, Out-of-home and Turkey radio segments partly offset by increases in Canadian and CW Media television.

Amortization. Amortization of intangibles remained consistent at $2 million for the three months ended February 28, 2009 as compared to the same period in fiscal 2008. Amortization of property and equipment remained consistent at $28 million for the three months ended February 28, 2009 and February 29, 2008.

Interest expense. Interest expense was $76 million for the three months ended February 28, 2009 compared to $78 million in the same period in fiscal 2008 primarily due to decreased interest rates.

Accretion of long-term liabilities. For the three months ended February 28, 2009, we have recorded an accretion expense of $10 million compared to $24 million in the same period in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities. The charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts. Included in accretion expense for the three months ended February 28, 2009, is a credit of $18 million from the adjustment to the future estimated cash flows.

Interest rate and foreign currency swap gains/losses. For the three months ended February 28, 2009, we recorded a net loss of $7 million, compared to $13 million in the same period in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting, primarily because the related debt has been settled.

Foreign exchange gains/losses. We recorded net foreign exchange losses of $16 million for the three months ended February 28, 2009 primarily related to the foreign currency losses related to U.S. dollar denominated debt that is not hedged and inter-company advances to our Turkish operations. For the three months ended February 29, 2008, we recorded net foreign exchange losses of $2 million primarily related to inter-company advances to our Turkish operations offset by gains related to U.S. dollar denominated debt that is not hedged.

Investment gains, losses and write-downs. We recorded investment losses of $9 million for the three months ended February 28, 2009 primarily due to losses recorded on certain investments, compared to investment losses of less than $1 million primarily related to the disposal of property and equipment.

Impairment loss on property and equipment. We recorded impairment losses of $32 million for the three months ended February 28, 2009. The loss is due to an impairment of property and equipment in our E! Network stations and Out-of-home segments due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on intangible assets. We recorded impairment losses on intangible assets of $239 million for the three months ended February 28, 2009. The loss is due to an impairment of broadcast licences of Canadian television and Turkey radio, mastheads in Publishing and site licences in Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on goodwill. We recorded impairment losses on goodwill of $923 million for the three months ended February 28, 2009. The loss is primarily due to an impairment of goodwill in Publishing, Turkey radio, and Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market growth for these operations.

Income taxes. For the three months ended February 28, 2009, we recorded income tax expense of $135 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: $323 million expense related to goodwill and intangible asset impairments, $211 million expense related to changes in valuation allowance, $4 million expense related to changes in future tax rates and $3 million expense related to the non-taxable portion of capital losses. See note 8 to the interim consolidated financial statements for additional information.

Minority interests. For the three months ended February 28, 2009, we recorded minority interest recovery of $29 million related to the 43% minority interest in Ten Holdings and minority interest charges of $4 million related to certain specialty television stations not wholly-owned by Canadian and CW Media television segments. The minority interest charge related to Ten Holdings decreased compared to the same period in fiscal 2008 because Ten Holdings recorded a net loss for the three months ended February 28, 2009.

Interest in equity accounted affiliates. For the three months ended February 28, 2009, we recorded interest in equity accounted affiliates of less than $1 million as compared to $20 million for the same period in fiscal 2008. In fiscal 2008, the interest in equity accounted affiliates primarily related to the operations of CW Media, which were equity accounted while held in trust until December 20, 2007 and are now consolidated.

Net loss from continuing operations. Our net loss from continuing operations for the three months ended February 28, 2009 was $1,435 million compared to a net loss of $31 million for the same period in fiscal 2008.

Discontinued operations. For the three months ended February 28, 2009 and 2008, the loss from discontinued operations was $3 million reflecting the losses of the United Kingdom radio segment which was sold in July 2008, and The New Republic, which was sold in March 2009.

Net loss. Our net loss for the three months ended February 28, 2009 was $1,438 million compared to a net loss of $33 million for the same period in fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $48 million, or 16%, to $258 million for the three months ended February 28, 2009 as compared to $306 million for the same period in fiscal 2008. Advertising revenue decreased by 20% for the three months ended February 28, 2009 compared to the same period in fiscal 2008 as a result of declines in all advertising categories. Circulation revenue for the three months ended February 28, 2009 decreased by 2% as compared to the same period in fiscal 2008 as a 6% decrease in circulation volume was partly offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the Publishing segment was approximately 24% for the three months ended February 28, 2009 compared to 20% for the same period in fiscal 2008.

Operating expenses. Operating expenses decreased by $20 million, or 8%, to $225 million for the three months ended February 28, 2009 as compared to $245 million for the same period in fiscal 2008. The decreases primarily relate to cost containment activities that include wage costs as a result of employee severance, reductions in distribution costs and marketing and promotions expenses. Expense reductions were partly offset by a 3% increase in newsprint expense, reflecting a 25% increase in newsprint prices partly offset by a 18% decrease in newsprint consumption.

Segment operating profit. Segment operating profit for the three months ended February 28, 2009 decreased by $29 million, or 47%, to $32 million as compared to $60 million for the same period in fiscal 2008. The decrease resulted primarily from decreased revenue as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $4 million or 3% to $146 million for the three months ended February 28, 2009 as compared to $150 million for the same period in fiscal 2008. This reflected a 4% decline in conventional television advertising revenue resulting from the current economic downturn.

Decreases in conventional television advertising revenue were partly offset by a 6% increase in advertising revenue of our specialty channels. Subscriber revenue from our specialty channels decreased by 6% for the three months ended February 28, 2009 as compared to the same period in fiscal 2008, due to the shut down of CoolTV channel in the fourth quarter of fiscal 2008 and Xtreme Sports channel during the first quarter of fiscal 2009.

Operating expenses. For the three months ended February 28, 2009, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $147 million were $11 million, or 7%, lower than the same period in fiscal 2008, resulting from lower staffing levels due to the digital news initiative, merger synergies, restructuring activities and reductions of marketing and promotional costs which were partly offset by a 4% increase in program amortization.

Segment operating profit. The Canadian television segment reported a nominal loss for the three months ended February 28, 2009 as compared to a loss of $7 million in the same period in fiscal 2008, reflecting the decrease in revenue offset by the decreases in expenses described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $4 million or 4% to $87 million for the three months ended February 28, 2009 as compared to $84 million for the same period in fiscal 2008. This reflected an increase in advertising revenue of 4% and an increase in subscriber revenue of 7% for the three months ended February 28, 2009 compared to the same period in fiscal 2008.

Operating expenses. For the three months ended February 28, 2009, operating expenses (including selling, general and administrative expenses) of our CW Media operations of $56 million were 2% lower compared to the same period in fiscal 2008, primarily as a result of lower staffing costs as a result of merger synergies and promotion costs. This decrease was offset by a 9% increase in program amortization expense primarily due to timing.

Segment operating profit. The CW Media television segment operating income of $32 million for the three months ended February 28, 2009 was $5 million or 18% higher than the same period in fiscal 2008 primarily reflecting the increase in revenue described above.

Australian television
Revenue. Segment revenue decreased by 19% to $112 million for the three months ended February 28, 2009 from $139 million for the same period in fiscal 2008. In local currency, revenue decreased by 12%, reflecting the impact of the deterioration of the advertising market. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $10 million for the three months ended February 28, 2009.

Operating expenses. Segment operating expenses decreased 11% to $92 million for the three months ended February 28, 2009 as compared to $104 million for the same period in fiscal 2008. This reflected a 3% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $8 million for the three months ended February 28, 2009.

Segment operating profit. Segment operating profit decreased by 45% to $19 million for the three months ended February 28, 2009 as compared to $35 million for the same period last year as a result of the decrease in revenue partly offset by decreases in expenses described above.

Turkey radio. During the three months ended February 28, 2009, segment revenue of $2 million was down 36% and segment operating income was down 14% to $1 million compared to the same period in fiscal 2008, primarily caused by the weakening economy in Turkey.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 19%, or $7 million, to $32 million for the three months ended February 28, 2009 as compared to the same period in fiscal 2008. In local currency, revenue decreased by 12% compared to February 29, 2008, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $3 million for the three months ended February 28, 2009. Our segment operating loss from the Out-of-home advertising operations was $1 million for the three months ended February 28, 2009 as compared to operating income of $2 million in the same period in fiscal 2008.

Corporate and other. Corporate expenses decreased by $2 million or 17% to $8 million for the three months ended February 28, 2009 as compared to $9 million for the same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs and a reduction of discretionary spending.

Restructuring. During the first quarter, we announced initiatives to reduce staffing levels in our Canadian television, CW Media television and Publishing operations by 462 positions. During the three months ended February 28, 2009 we accrued $18 million related to these initiatives. Restructuring also includes $2 million related to professional costs associated with the ongoing corporate recapitalization activities. See note 7 of our unaudited interim consolidated financial statements for additional information.

Broadcast rights impairments. During the three months ended February 28, 2009, we evaluated the valuation of broadcast rights in the E! Network stations and Australian television and wrote down broadcast rights by $40 million.

For the Six Months Ended February 28, 2009
Following is a table summarizing segment results for the six months ended February 28, 2009 and February 29, 2008. See note 19, Segment Information, to our interim unaudited consolidated financial statements:

	Revenue		Segment Operating Profit
	$2009 000	$2008(1) 000	$2009 000	$2008(1) 000
Operating Segments
Publishing	592,704	666,349	106,284	162,800
Television
Canada	346,205	361,288	31,457	25,068
CW Media	193,558	180,897	76,113	64,003
	539,763	542,185	107,570	89,071
Australia	313,945	380,988	93,732	138,606
	853,708	923,173	201,302	227,677
Radio – Turkey	5,484	6,910	2,234	2,677
Out-of-home	70,994	81,357	2	4,848
Inter-segment revenue	(1,178)	(2,276)	-	-
Corporate and other	-	-	(14,863)	(18,751)
	1,521,712	1,675,513	294,959	379,251
Restructuring expenses	-	-	(34,503)	(16,256)
Broadcast rights impairments	-	-	(40,196)	-
	1,521,712	1,675,513	220,260	362,995
Elimination of equity accounted affiliates(2)	-	(108,767)	-	(44,440)
Total revenue(3)	1,521,712	1,566,746	-	-
Operating income before amortization			220,260	318,555

(1)	Revised to reflect the classification of our United Kingdom radio segment and The New Republic as discontinued operations.
(2)	Elimination of our equity interest in regulated entities of CW Media.
(3)	Revenue consists of advertising revenue of $1,290 million (2008 - $1,390 million) and circulation and subscriber revenue of $232 million (2008 - $177 million).

Consolidated Results
Revenue. Consolidated revenue decreased by $45 million, or 3%, to $1,522 million for the six months ended February 28, 2009 as compared to $1,567 million for the same period in fiscal 2008. Consolidated revenue for the six months ended February 29, 2008 does not include revenue from CW Media which was equity accounted while its operations were held in trust. Compared to last year, including the CW Media in-trust operations, consolidated revenue decreased by $154 million or 9%. The decrease primarily reflects softening advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 7%.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $53 million, or 4%, to $1,301 million for the six months ended February 28, 2009 as compared to $1,248 million for the same period in fiscal 2008. Compared to the six months ended February 29, 2008 including the CW Media in-trust operating expenses, consolidated expenses were 1% lower. This reflects decreases in Publishing of 3%, Canadian and Australian television of 6% and 9%, respectively, Turkey radio of 23% and Out-of-home advertising by 7% partly offset by changes in restructuring and program impairments of $58 million.

Operating income before amortization. Consolidated operating income before amortization decreased by $98 million, or 31%, to $220 million for the six months ended February 28, 2009 as compared to $319 million for the same period in fiscal 2008. Compared to the six months ended February 29, 2008, including the CW Media in-trust operating income before amortization, consolidated operating income before amortization decreased by $143 million, or 39%. The decrease in operating income before amortization reflects the decline in our Publishing, Australian television, Out-of-home and Turkey radio segments partly offset by Canadian television and CW Media television.

Amortization. Amortization of intangibles remained consistent at $4 million for the six months ended February 28, 2009 as compared to $5 million for the same period in fiscal 2008. Amortization of property and equipment was $54 million for the six months ended February 28, 2009 as compared to $53 million for the six months ended February 29, 2008 reflecting acquisitions made in fiscal 2009 and 2008.

Interest expense. Interest expense was $156 million for the six months ended February 28, 2009 compared to $160 million in the same period in fiscal 2008 primarily due to decreased interest rates.

Accretion of long-term liabilities. For the six months ended February 28, 2009, we have recorded an accretion expense of $38 million compared to $48 million in the same period in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities. The charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts. Included in accretion expense for the six months ended February 28, 2009, is a credit of $18 million from the adjustment to the future estimated cash flows.

Interest rate and foreign currency swap gains/losses. For the six months ended February 28, 2009, we recorded a net gain of $20 million, compared to a net loss of $41 million in the same period in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting, primarily because the related debt has been settled.

Foreign exchange gains/losses. We recorded net foreign exchange losses of $83 million for the six months ended February 28, 2009 primarily related to the foreign currency losses related to U.S. dollar denominated debt that is not hedged and inter-company advances to our Turkish operations. For the six months ended February 29, 2008, we recorded net foreign exchange gains of $4 million primarily related to U.S. dollar denominated debt that is not hedged and inter-company advances to our Turkish operations offset by a foreign currency loss on U.S. dollar denominated inter-company advances to the equity accounted CW Media in-trust entities.

Investment gains, losses and write-downs. We recorded investment losses of $10 million for the six months ended February 28, 2009 primarily due to the loss recorded on certain investments, compared to less than $1 million for the same period in fiscal 2008.

Impairment loss on property and equipment. We recorded impairment losses of $32 million for the six months ended February 28, 2009. The loss is due to an impairment of property and equipment in our E! Network stations and Out-of-home segments due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on intangible assets. We recorded impairment losses on intangible assets of $239 million for the six months ended February 28, 2009. The loss is due to an impairment of broadcast licences of Canadian television and Turkey radio, masthead in Publishing and site licences in Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on goodwill. We recorded impairment losses on goodwill of $923 million for the six months ended February 28, 2009. The loss is primarily due to an impairment of goodwill of in Publishing, Turkey radio, and Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market growth for these operations.

Income taxes. For the six months ended February 28, 2009 we recorded income tax expense of $174 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: $323 million expense related to goodwill and intangible asset impairments, $221 million expense related to changes in valuation allowance, $14 million expense related to non-taxable portion of capital losses , $10 million expense related to non-deductible accretion expenses, and $4 million expense related to uncertain tax positions.

Minority interests. For the six months ended February 28, 2009, we recorded a minority interest recovery of $16 million related to the 43% minority interest in Ten Holdings and charge of $9 million related to certain specialty television stations not wholly-owned by Canadian and CW Media television segments. The minority interest related to Ten Holdings was in a recovery position compared to a charge for the same period in fiscal 2008 as a result of net losses as compared to net earnings.

Interest in equity accounted affiliates. For the six months ended February 28, 2009, we recorded interest in equity accounted affiliates of $1 million as compared to $40 million for the same period in fiscal 2008. In fiscal 2008, the interest in equity accounted affiliates primarily related to the operations of CW Media, which were equity accounted while held in trust until December 20, 2007 and are now consolidated.

Net loss/earnings from continuing operations. Our net loss from continuing operations for the six months ended February 28, 2009 was $1,466 million compared to net earnings of $10 million for the same period in fiscal 2008.

Discontinued operations. For the six months ended February 28, 2009, the loss from discontinued operations was $3 million compared to $5 million for the six months ended February 29, 2008 reflecting the United Kingdom radio segment which was sold in July 2008, and The New Republic, which was sold in March 2009.

Net loss/earnings. Our net loss for the six months ended February 28, 2009 was $1,470 million compared to net earnings of $6 million for the same period in fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $74 million, or 11%, to $593 million for the six months ended February 28, 2009 as compared to $666 million for the same period in fiscal 2008. Advertising revenue decreased by 14% for the six months ended February 28, 2009 compared to the same period in fiscal 2008 as a result of declines in classified, national, retail and inserts, which was partly offset by an increase in online advertising. Circulation revenue for the six months ended February 28, 2009 decreased by 1% as compared to the same period in fiscal 2008 as a 6% decrease in circulation volume was partly offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the publishing segment was approximately 21% for the six months ended February 28, 2009 compared to 19% for the same period in fiscal 2008.

Operating expenses. Operating expenses decreased by $17 million, or 3%, to $486 million for the six months ended February 28, 2009 as compared to $504 million for the same period in fiscal 2008. The decreases primarily relate to reductions in salaries, as a result of the restructurings in these operations, reductions in distribution costs, and marketing and promotions expenses. These reductions were partly offset by a 21% increase in newsprint prices that were in turn partly offset by a 15% decrease in newsprint consumption and a charge associated with the shut down of the print directory business.

Segment operating profit. Segment operating profit for the six months ended February 28, 2009 decreased by $57 million, or 35%, to $103 million as compared to $163 million for the same period in fiscal 2008. The decrease resulted primarily from decreased revenue as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $15 million, or 4%, to $346 million for the six months ended February 28, 2009 as compared to $361 million for the same period in fiscal 2008. This reflected a 6% decline in conventional television advertising revenue resulting from the current economic downturn.

Decreases in conventional television advertising revenue were partly offset by a 25% increase in advertising revenue of our specialty channels. Subscriber revenue from our specialty channels decreased by 4% for the six months ended February 28, 2009 as compared to the same period in fiscal 2008, due to the shut down of CoolTV channel in the fourth quarter of fiscal 2008 and Xtreme Sports channel during the first quarter of fiscal 2009.

Operating expenses. For the six months ended February 28, 2009, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $315 million were $21 million, or 6%, lower than the same period in fiscal 2008, primarily related to lower staffing levels, due to the digital news initiative, merger synergies and restructuring activities, and reductions of marketing and promotional costs.

Segment operating profit. The Canadian television segment reported segment operating profit of $31 million for the six months ended February 28, 2009 as compared to $25 million the same period in fiscal 2008 reflecting the decrease in revenue offset by decreases in expenses described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $13 million or 7% to $194 million for the six months ended February 28, 2009 as compared to $181 million for the same period in fiscal 2008. This reflected an increase in advertising revenue of 7% and an increase in subscriber revenue of 7% for the six months ended February 28, 2009 compared to the same period in fiscal 2008.

Operating expenses. For the six months ended February 28, 2009, operating expenses (including selling, general and administrative expenses) of our CW Media operations remained flat at $117 million compared to the same period in fiscal 2008, primarily as a result of a 13% increase in program amortization expense primarily due to timing. This increase was offset by lower staffing costs as a result of merger synergies and restructuring, and promotion costs.

Segment operating profit. The CW Media television segment operating income of $76 million for the six months ended February 28, 2009 was $12 million or 19% higher than the same period in fiscal 2008 primarily reflecting the increase in revenue described above.

Australian television
Revenue. Segment revenue decreased by 18% to $314 million for the six months ended February 28, 2009 from $381 million for the same period in fiscal 2008. In local currency, revenue decreased by 12%, reflecting the impact of the deterioration of the advertising market and the impact of not having broadcasting the Australian Football League final and Rugby World Cup that occurred in the six months ended February 29, 2008. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $21 million for the six months ended February 28, 2009.

Operating expenses. Segment operating expenses decreased 9% to $220 million for the six months ended February 28, 2009 as compared to $242 million for the same period in fiscal 2008. This reflected a 3% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $15 million for the six months ended February 28, 2009.

Segment operating profit. Segment operating profit decreased by 32% to $94 million for the six months ended February 28, 2009 as compared to $139 million for the same period last year as a result of the decrease in revenue partly offset by decreases in expenses described above.

Turkey radio. During the six months ended February 28, 2009, segment revenue of $5 million was down 21% and segment operating income was down 17% to $2 million compared to the same period in fiscal 2008, primarily caused by the weakening economy in Turkey.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 13%, or $10 million, to $71 million for the six months ended February 28, 2009 as compared to the same period in fiscal 2008. In local currency, revenue decreased by 7% compared to the six months ended February 29, 2008, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $5 million for the six months ended February 28, 2009. Our segment operating income from the Out-of-home advertising operations was nominal for the six months ended February 28, 2009 as compared to operating income of $5 million in the same period in fiscal 2008.

Corporate and other. Corporate expenses were $15 million for the six months ended February 28, 2009 as compared to $19 million in same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs and a reduction of discretionary spending.

Restructuring. During the first quarter, we announced initiatives to reduce staffing levels in our Canadian television, CW Media television and Publishing operations by 462 positions. During the three months ended February 28, 2009 we accrued $33 million related to these initiatives. Restructuring also includes $2 million related to professional costs associated with the ongoing corporate recapitalization activities. See note 7 of our unaudited interim consolidated financial statements for additional information.

Broadcast rights impairments. During the six months ended February 28, 2009, we evaluated the valuation of broadcast rights of our E! Network stations and Australian television and wrote down broadcast rights by $40 million.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS
For the three month periods ended (in thousands of dollars, except as noted)
(Unaudited)

	February 28, 2009	November 30, 2008(1)	August 31, 2008(1)	May 31, 2008(1)
Revenue	636,628	885,084	724,714	850,134
Operating income before amortization	15,412	204,848	61,788	179,558
Net earnings (loss) from continuing operations	(1,435,432)	(31,035)	(1,002,999)	(21,871)
Net earnings (loss)	(1,438,044)	(31,824)	(1,016,897)	(24,398)
Cash flow from continuing operating activities	(10,800)	(2,323)	50,908	26,716
Cash flow from operating activities	(11,168)	(3,239)	48,993	25,301

	February 29, 2008(1)	November 30, 2007(1)	August 31, 2007(1)	May 31, 2007(1)
Revenue	700,538	866,208	677,292	736,671
Operating income before amortization	94,919	223,636	79,917	123,387
Net earnings (loss) from continuing operations	(30,518)	40,715	(45,785)	7,835
Net earnings (loss)	(33,355)	38,878	197,741	8,877
Cash flow from continuing operating activities	46,322	(22,943)	124,411	34,812
Cash flow from operating activities	43,757	(25,868)	128,236	38,642

(1)	Revised to reflect the classification of our United Kingdom radio segment and The New Republic as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern
Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt.

The media industry has recently experienced declines in advertising revenue reflecting a weak economic environment. The outlook for the advertising market remains uncertain and the weakness in the advertising market is likely to continue until the economy improves. Our operating results and cash flows for the six months ended February 28, 2009 reflect the effects of the deterioration in the economy and reduced advertising revenue for our Canadian television (excluding our CW Media segment) and Australian television, Turkey radio, Out-of-home and Publishing operations.

Due to the decline in the subsidiary operating results, cash distributions from the non-guarantor subsidiaries, including Canwest Limited Partnership and Ten Holdings, to Canwest Media Inc. have been substantially reduced. As a result, during the quarter, we determined that Canwest Media Inc. would not be able to comply with the financial covenants under its senior secured revolving credit facility and, consequently, Canwest Media Inc. entered into negotiations with its senior lenders. Canwest Media Inc. and the senior lenders agreed to permanently reduce the senior lending facility to $112 million from $300 million and the senior lenders agreed to waive the events of default arising as a result of the failure to comply with certain covenants under the senior secured credit facility and the failure to make an interest payment on the 8% senior subordinated notes, as discussed below, until the earlier of April 21, 2009 and the date the holders of the 8% senior subordinated notes take any action to enforce their rights. During this period Canwest Media Inc. will have limited access to the available funds under the facility to allow it to meet its operational requirements.

Subsequent to February 28, 2009, Canwest Media Inc. did not make the interest payment on its 8% senior subordinated notes which was due on March 15, 2009. Under the indenture governing the 8% senior subordinated notes, failure to make payment does not permit note holders to accelerate the notes if the interest payment is made on or before April 14, 2009. Canwest Media Inc. is in discussions with representatives of an ad hoc committee of note holders representing a significant majority of the aggregate principal amount of the 8% senior subordinated notes regarding a forebearance agreement (“forebearance agreement”) aimed at allowing sufficient time for a recapitalization of the Company that is satisfactory to all of our stakeholders, including the senior lenders to Canwest Media Inc. and the holders of the 8% senior subordinated notes.

Failure to (a) comply with the covenants in the waiver from the senior lenders, (b) enter into a forebearance agreement with the holders of more than 75% of the aggregate principal amount of the 8% senior subordinated notes prior to April 14, 2009, (c) obtain a further waiver from the senior lenders on or prior to April 21, 2009, or (d) complete a recapitalization transaction satisfactory to the senior lenders and the 8% senior subordinated note holders prior to the expiry of either the further waiver from the senior secured lenders or the forbearance agreement, if any, could result in a demand to immediately repay the related debt. We believe that Canwest Media Inc. would not have sufficient liquidity to satisfy any such demand.

Certain of our other subsidiaries have significant debt obligations. These obligations are subject to financial covenants that are based on operating results, financing expense and outstanding debt obligations. Each of these subsidiaries was in compliance with its financial covenants as of February 28, 2009. The ability of these subsidiaries to maintain compliance with their financial covenants in the future is dependent upon various factors, some of which are outside their control. Based on current revenue and expense projections and given the uncertain outlook Canwest Limited Partnership may not be able to maintain compliance with its financial covenants through the remainder of fiscal 2009. Failure to maintain compliance with its financial covenants or to negotiate amendments or waivers of such covenants would result in an event of default under the Canwest Limited Partnership senior credit agreement which would permit the senior lenders to demand immediate payment of the related debt. Management believes that Canwest Limited Partnership would not have sufficient liquidity to satisfy any such demand. An event of default under the senior credit agreement would result in an event of default under the Canwest Limited Partnership senior subordinated credit facility and could result in an event of default under the Canwest Media Inc. senior secured credit agreements. An acceleration of amounts owing under the Canwest Limited Partnership senior secured credit facility that is not satisfied through payment, waived, postponed or rescinded within certain time periods would result in an event of default under the 9.25% senior subordinated note indentures.

For the remainder of fiscal 2009, we expect our major cash requirements to include capital expenditures of approximately $42 million, repayment of $8 million in principal payments on long-term debt and $67 million to settle our derivative instruments. Of these amounts $15 million in capital expenditures will be made by our subsidiaries which are guarantors under our senior credit facilities.

Sources of Funds
Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At February 28, 2009, we had cash on hand of $69 million including $48 million of our cash, $9 million of Ten Holdings cash, and $7 million of CW Media cash.

In addition to the above sources of liquidity, Network TEN had unused borrowing capacity of A$108 million under its credit facilities at February 28, 2009. The Limited Partnership had an additional $24 million available under its credit facilities and CW Media had $36 million available under its revolving credit facility at February 28, 2009. Under the terms of our April 7, 2009 agreement with our senior lenders, for the period from April 7 to April 21, we have access to$31.6 million of the cash controlled by our senior lenders in the Collateral Deposit Account (which was established in March, see subsequent events below) to fund our anticipated operating cash flow requirements. In order to fund our operations subsequent to April 21, 2009, while we completes our recapitalization, we expect to require further access to the funds in the Cash Deposit Account as well as to advances under its senior secured revolving credit.

Subsequent Events
(a)
In March 2009, Canwest Media Inc. agreed to the establishment of a deposit account (“Collateral Deposit Account”) to be administered by its senior lenders. Approximately $50 million has been deposited into this account (as described below) and, except to the extent permitted by the waiver agreement as discussed above, Canwest Media Inc. is not entitled to withdraw any amount from this account without the consent of the senior lenders. In addition, the senior lenders can use the amounts deposited in this account to satisfy obligations under the senior credit facility (including the derivative instruments) as they come due.

(b)
In March 2009, Canwest Media Inc. settled the fair value swaps on our 8% senior subordinated notes. Canwest Media Inc. received cash proceeds of $105 million of which $38 million was applied to outstanding liabilities on its derivative instruments, $47 million was used to repay its senior credit facility and $20 million was deposited into the Collateral Deposit Account.

(c)
In March 2009, we received $34 million in full settlement of amounts owing to Canwest Media Inc. and Canwest Publications Inc. pursuant to an arbitration award in connection with its dispute with Hollinger International Inc. (now Sun-Times Media Group Inc.) relating to unresolved adjustments and claims associated with the November 15, 2000 acquisition of certain newspaper assets. Of the proceeds, $30.5 million owing to Canwest Media Inc. was deposited into the Collateral Deposit Account.

Recapitalization
We are in discussions with various parties, including the senior lenders to Canwest Media Inc. and representatives of the ad hoc committee of holders of 8% senior notes of Canwest Media Inc., regarding a recapitalization of our Company which is expected to involve a cash investment and/or a conversion of certain of our existing debt to equity, to reduce the amount of Canwest Media Inc. debt obligations. We believe that a significant reduction in the amount of or the elimination of our subordinated debt and a reduction of our senior debt obligations are critical to ensuring our continuation as a going concern. In addition, we may consider structural reorganizations as appropriate to align the interests of our various equity and debt holders.

Uses of Funds
Capital Expenditures
In the first six months of fiscal 2009, our capital expenditures amounted to $51 million. Of these capital expenditures, $18 million were made by our subsidiaries which are guarantors under our senior credit facilities. For the remainder of fiscal 2009, we expect our capital expenditures to be approximately $42 million of which approximately $15 million will relate to our subsidiaries which are guarantors under our credit facilities.

CRTC Part II Licence Fees
The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged the validity of the Part II licence fees payable annually to the CRTC by television and radio broadcasters. In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax. The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Appeal Court ruled that the fees, in fact, represented administrative costs incurred by the CRTC and not an illegal tax. On December 18, 2008 the CAB’s application for leave was granted and thus an appeal process with the Supreme Court of Canada will commence. The CRTC has confirmed with CAB that it will not attempt to collect the outstanding Part II licence fees until the earlier of (i) the Appeal Court decision is affirmed by the Supreme Court of Canada or (ii) the matter is settled between the parties. We have accrued the Part II licence fees using known rates since the beginning of the legal proceeding and will continue to accrue them until a final decision is rendered on the matter. As at February 28, 2009, we had $25 million accrued in current liabilities representing unpaid Part II licence fees.

CRTC Benefits
We expect to fund the CRTC benefit obligations created from the acquisition of the CW Media broadcast operations of $151 million over a seven year period commencing in fiscal 2008 primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by Canwest television segment related to news and public affairs programming and the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels. For the remainder of fiscal 2009, we expect our expenditures related to the CRTC benefit obligation to be approximately $13 million.

Distributions
Our Australian operations typically make distributions twice annually. In December 2008, Ten Holdings declared a distribution of A$0.02, of which our share of $9 million was received in January 2009. In July 2008, Ten Holdings distributed $32 million, $18 million to us and $14 million to other shareholders. The distributions from our Australian operations are affected by the profitability of these operations. A change in the profitability will impact the amount of distributions received from the Australian operations. We are not anticipating Ten Holdings to make a distribution in July 2009. Ten Holdings has announced that it does not expect to make any further distributions in fiscal 2009.

The Limited Partnership makes distributions to us. During the six months ended February 28, 2009, we received $45 million from the Limited Partnership. The distributions from the Limited Partnership are restricted by the availability of distributable cash as defined under its debt agreements. In addition, the Limited Partnership’s ability to make distributions is limited by its debt covenants. During the second quarter, as a result of lower revenue and EBITDA, the Limited Partnership limited its distributions to us to $10 million and is not expected to make further distributions for the remainder of fiscal 2009.

Financial Instruments
Certain derivative contracts included in derivative financial instruments mature in fiscal 2009. As at February 28, 2009, the net fair value of these cash flows was a liability of $125 million. During the six months ended February 28, 2009 we made net payments of $16 million and in March 2009, we made additional payments of $38 million on the derivative financial instruments and entered into forward foreign exchange contracts which fixed the remaining net liability at $67 million with payments of $10 million and $57 million due in May and August, respectively.

Debt
Credit Facilities
Our senior credit facility of $112 million which matures in October 2010 is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian television operations and the National Post, partnership units of the Limited Partnership and shares of CW Investments and Ten Holdings. During the quarter, we determined that we would not be able to comply with the financial covenants under its senior credit facility and, Consequently,  we entered into negotiations with its senior lenders. Canwest Media Inc. and the senior lenders agreed to permanently reduce the senior lending facility to $112 million from $300 million and the senior lenders agreed to waive the events of default arising as a result of the failure to comply with certain covenants under the senior secured credit facility until April 21, 2009. For the period from April 7, 2009 to April 21, 2009 the senior lenders have temporarily limited the availability under the facility to $31.6 million of the cash held in the “Collateral Deposit Account”

The interest payment due March 15, 2009 under Canwest Media Inc.’s 8% subordinated notes was not paid. Under the terms of the senior subordinated notes, failure to make payment does not permit note holders to accelerate the notes if the interest payment is made on or before April 14, 2009. We are in discussions with representatives of an ad hoc committee of note holders representing a significant majority of the aggregate principal amount of the 8% senior subordinated notes regarding a forebearance agreement aimed at allowing sufficient time for a recapitalization of the Company that is satisfactory to all of our stakeholders, including the senior lenders to Canwest Media Inc. and the holders of the 8% senior subordinated notes.

The Company agreed with its swap counterparties to settle the fair value swap related to its senior subordinated notes and received cash proceeds of $105 million.

Total leverage as calculated under our credit facility was 6.36 times cash flow for debt covenant purposes for the three month period ended February 28, 2009, compared to a covenant of 5.75 times. The debt used in calculating the total leverage is $978 million which includes our debt translated at swapped foreign exchange rates, certain cash on hand and outstanding letters of credit but excludes debt issuance costs.

The Limited Partnership has a senior secured credit facility and unsecured debt. The senior secured credit facility, which is secured by substantially all the assets of the Limited Partnership, consists of a $250 million revolving term loan, a $265 million term loan and a US$460 million term loan. As at February 28, 2009, the Limited Partnership had fully drawn on its term loan facilities and had drawn $116 million on its revolving term credit facility. The unsecured facilities consist of a $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes. These unsecured facilities rank junior to the senior credit facility and are guaranteed by the Limited Partnership and its subsidiaries. Under the Limited Partnership senior secured credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swap liabilities below a prescribed threshold of $250 million. In addition, there are prescribed thresholds with individual counterparties. As at February 28, 2009, the fair value of these foreign currency and interest rate swaps was an asset of $72 million. Strengthening of the Canadian currency and/or changes in interest rates may require the Limited Partnership to make prepayments to its swaps counter parties to maintain the liability below the threshold levels.

Ten Holdings has an unsecured credit facility due in April 2011. As at February 28, 2009, A$260 million was drawn against this A$630 million facility. In addition, Ten Holdings had senior unsecured notes and senior notes in the amount of US$125 million and A$150 million. Total leverage as calculated under Ten Holdings credit facility was 3.62 times EBITDA for debt covenant purposes for the three month period ended February 28, 2009, compared to a covenant of 4.25 times.

CW Media has a senior secured credit facility, which consists of a $50 million revolving term loan and a US$442 million term loan. This facility is secured by all the assets of CW Investments. As at February 28, 2009, CW Media had drawn $14 million upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan. CW Media Holdings Inc. also has US$312 million senior unsecured notes which bear interest at 13.5% and are due on August 15, 2015. No principal or interest payments are due under the senior notes until August 15, 2011 at which time semi-annual payments of interest only will commence. The notes are unsecured and guaranteed by CW Media Holdings and its wholly owned subsidiaries.

General
The following table sets out the debt outstanding at February 28, 2009, which is translated at February 28, 2009 foreign currency exchange rates and includes debt issuance costs. The first column of the table presents our debt at the foreign exchange rates specified in our foreign currency swap arrangements, where applicable.

	Debt at swapped foreign exchange rates	Debt at current foreign exchange rates	Accounting adjustments(1)	Carrying value as at February 28, 2009	Carrying value as at August 31, 2008
Canwest Media Inc.:
Senior secured revolving credit facility	48,902	48,902	-	48,902	-
Senior subordinated notes	908,042	968,238	62,667	1,030,905	828,755
	956,944	1,017,140	62,667	1,079,807	828,755
Canwest Limited Partnership:
Senior secured credit facility - revolver	116,000	116,000	-	116,000	96,000
Senior secured credit facility - credit C	265,000	265,000	(2,640)	262,360	262,028
Senior secured credit facility - credit D	491,250	582,767	(4,581)	578,186	483,999
Senior subordinated unsecured credit facility	75,000	75,000	(807)	74,193	74,152
Senior subordinated unsecured notes	429,000	508,920	(8,589)	500,331	415,766
	1,376,250	1,547,687	(16,617)	1,531,070	1,331,945
CW Media Holdings Inc.:
Senior secured revolving credit facility	14,000	14,000	-	14,000	8,000
Senior secured credit facility	469,063	560,891	(12,731)	548,160	457,688
Senior unsecured notes	430,426	430,426	(8,314)	422,112	329,630
	913,489	1,005,317	(21,045)	984,272	795,318
Ten Network Holdings Limited:
Bank loan A$250,000 (August 31, 2008 – A$260,000)	212,082	212,082	-	212,082	250,195
Senior unsecured notes US$125,000 (August 31, 2008 – US$125,000)	171,366	164,922	-	164,922	132,322
Senior unsecured notes A$150,000 (August 31, 2008 – A$150,000)	122,355	122,355	-	122,355	136,470
	505,803	499,359	-	499,359	518,987
	3,752,486	4,069,503	25,005	4,094,508	3,475,005

(1)	Accounting adjustments include debt issuance cost, certain hedge fair value adjustments and fair value hedge basis adjustments.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Foreign currency and interest rate swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivative financial instruments for trading purposes.

As at February 28, 2009, with the exception of CW Media senior unsecured loans, we have fully hedged the currency exposure on our U.S. dollar denominated debt. In March 2009, we settled the cross currency interest rate swaps related to our senior subordinated notes and accordingly the US $761 million in senior subordinated notes are no longer hedged.

Except as disclosed, there has been no change in the purpose or terms of our financial instruments. In March 2009, we paid $38 million to partially settle certain derivative instruments with a total book value of $105 million at February 28, 2009. In addition, we entered into agreements to fix the settlement amounts of these instruments at $10 million in May 2009 and $57 million in August 2009. We also settled the hedging derivative instruments related to our senior subordinates notes and accordingly the US$761.1 million in senior subordinated notes are no longer hedged. As a result of these changes, assuming all other variables are held constant, a 25 basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in an $11.8 million improvement in the fair value of all swaps, excluding Ten Holdings. A $0.01 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $15.8 million change in the fair value of the foreign currency and interest rate swaps.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of February 28, 2009, our outstanding swap contracts were in a net unrealized gain position of $86 million. Of this amount, $211 million is recorded as “Hedging derivative instruments” and an amount of $125 million is recorded as “Derivative instruments” for the instruments where we are not utilizing hedge accounting.

INDUSTRY RISKS AND UNCERTAINTIES

Except as disclosed in this section of our MD&A, our risks and uncertainties have not materially changed from those described in our 20-F Annual Report for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commission in the United States (available on EDGAR at www.edgar.com).

The media industry has recently experienced declines in advertising revenue reflecting a weak economic environment. The outlook for the advertising market remains uncertain and the weakness in the advertising market is likely to continue until the economy improves.

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and the amended shareholders agreement (the "Shareholders Agreement") governing the manner in which the affairs of CW Media would be conducted. Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to indemnify us with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis. As at August 31, 2008, we have recorded income tax liabilities of $27 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. We have recorded accounts receivable in this amount.

RELATED PARTY TRANSACTIONS

We made operating lease payments of $1.2 million and $0.4 million to Canwest and affiliated companies for the three and six months ended February 28, 2009, respectively (three and six months ended February 29, 2008 - $1.6 million and $0.8 million, respectively). The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and until May 2018, respectively. In addition, during the six months ended February 28, 2009, we have included nil (2008 - $0.3 million) of building development expenses payable to this affiliated company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

CRITICAL ACCOUNTING ESTIMATES

Except as noted below and in the changes in accounting policies section of this MD&A, there are no significant changes in our critical accounting policies or estimates since August 31, 2008 as described in our 20-FAnnual Report for the year ended August 31, 2008.

Broadcast Rights
In accordance with our accounting policy, we amortize the broadcast rights over their anticipated period of use. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the six months ended February 28, 2009 is not practical to measure.

Goodwill and Intangible Assets
We recorded goodwill impairment charges in our Publishing, Out-of-home, and Turkey radio segments of $895 million, $16 million and $12 million respectively. In addition, we have taken impairment charges of $99 million for mastheads in our Publishing segment, $86 million for broadcast licences in our Canadian television segment, $13 million for site licences in our Out-of-home segment and $41 million for broadcast licences in the Turkey radio segment.

We are required to test Goodwill and indefinite life intangible assets at least annually and more frequently if events or circumstances occur that would more likely or not reduce their fair value. During the three months ended February 28, 2009, we believe that events and circumstances changed that would more likely than not reduce the fair value of the Publishing, Out-of Home, and Turkey radio reporting units and certain intangible assets associated with these reporting units below the carrying amounts. In addition, we believe that events and circumstances have changed that more likely than not reduce the fair value of broadcast licences within our Canadian television reporting unit below the carrying amount. The events include a continuing decline in operating results and lower expectations for advertising revenue growth.

For determining the fair value of our reporting units, we use the income approach. Under the income approach, management estimates the discounted future cash flows for three to five years and a terminal value for each of the reporting units. The future cash flows are based on management’s best estimates considering historical and expected operating plans, marketing, content procurement and development strategy, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rates used by us are based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of 2013 using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects. The estimation process results in a range of values for which management uses the simple average of the mid-point.

The fair value of mastheads for each publication is estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licencing agreements. The key assumptions under this valuation approach are royalty rates, expected future revenue and discount rates. The fair values of broadcast licences are determined individually or based on a group of licences that operate together using a Greenfield discounted cash flow approach. This approach hypothetically re-measures the broadcast licences assuming the business is commencing its operations on February 28, 2009. The key assumptions under this valuation approach are future revenue, costs of a hypothetical start-up broadcast operation and discount rates.

We have made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and we would be required to recognize further impairment losses.

CHANGES IN ACCOUNTING POLICIES

Credit Risk and the Fair Value of Financial Risks and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Risks and Financial Liabilities”. The committee reached a consensus that a company’s credit risk and the credit risk of its counterparties should be considered when determining the fair value of its financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The accounting treatment for this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and financial liabilities measured at fair value in interim and annual financial statements ending on or after January 20, 2009. The adoption of this Abstract did not significantly impact the unaudited interim consolidated financial statements for the six months ended February 28, 2009.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. We have adopted the new standard effective September 1, 2008.

Inventories
We adopted CICA 3031, “Inventories” as of September 1, 2008. This section prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at February 28, 2009 is $11.2 million (August 31, 2008 - $10.7 million). As at February 28, 2009, nil inventories are carried at net realizable value (August 31, 2008 – nil). During the six months ended February 28, 2009, the amount of inventories expensed was $56.9 million (2008 - $55.6 million). The amount of write downs or reversal of write downs for the six months ended February 28, 2009 are nil.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets
The AcSB issued CICA 3064, “Goodwill and Intangible Assets”, which we must apply for our fiscal year beginning on September 1, 2009. CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria when intangible assets can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. We are currently considering the impacts of the adoption of such standard.

Business Combinations
The AcSB issued CICA Handbook Section 1582, "Business Combinations" and entities adopting CICA 1582 will also be required to adopt CICA Handbook Sections 1601, "Consolidated Financial Statements",and 1602, "Non-Controlling Interests". These sections replace the former CICA Handbook Sections 1581, "Business Combinations" and 1600, "Consolidated Financial Statements" and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 will require additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. CICA 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity. These standards will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. We are currently considering the impacts of the adoption of such standard.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings (loss), its most closely comparable GAAP measure:

	For the three months ended		For the six months ended
	February 28, 2009 $000	February 29, 2008(1) $000	February 28, 2009 $000	February 29, 2008(1) $000
Net earnings (loss)	(1,438,044)	(33,876)	(1,469,868)	6,869
Amortization	30,108	30,901	58,740	58,437
Interest and other financing expenses	82,473	90,940	136,226	201,134
Accretion of long-term liabilities	9,829	24,197	38,062	48,078
Impairment of property and equipment, intangibles and goodwill	1,194,408	-	1,194,408	-
Investment gains, losses and interest income	8,777	(3,068)	8,756	(22,305)
Foreign exchange (gains) losses	15,877	1,814	83,362	(4,273)
Loss from discontinued operations	2,612	2,837	3,401	4,674
Provision for income tax expense (recovery)	134,894	(10,313)	174,134	25,610
Interest in earnings of equity accounted affiliates	(340)	(19,741)	(555)	(39,577)
Minority interest	(25,398)	10,167	(6,622)	38,846
Realized currency translation adjustments	216	1,062	216	1,062
Operating income before amortization	15,412	94,920	220,260	318,555

(1)	Revised to reflect the classification of our United Kingdom radio segment and The New Republic as discontinued operations. (See note 12 to our unaudited consolidated financial statements).